Exhibit 99.1

Equity One, Inc. 410 Park Avenue, Suite 1220 New York, NY 10022 212-796-1760	For additional information: Matthew Ostrower, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports First Quarter 2016 Operating Results

New York, NY, April 27, 2016 – Equity One, Inc. (EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months ended March 31, 2016.

"We started 2016 with further acceleration of our core operating performance and significant progress on our redevelopment pipeline," said David Lukes, CEO. "Robust leasing helped us generate the highest growth in reported quarterly same-property net operating income in the past 15 years, a retail portfolio average base rent of over $20 per square foot for the first time in the company's history, and exceptionally strong leasing spreads."

Highlights of the quarter and recent activity include:

●	Generated Recurring Funds From Operations of $0.36 per diluted share and Funds From Operations (FFO) of $0.32 per diluted share for the quarter, representing growth of 13% in Recurring FFO as compared to the first quarter of 2015

●	Same-property net operating income (NOI) excluding redevelopments increased by 5.6% (5.2% including redevelopments) as compared to the first quarter of 2015

●	Retail occupancy (excluding developments and redevelopments) increased to 96.2%, up 20 basis points as compared to December 31, 2015, and up 100 basis points as compared to March 31, 2015. Shop occupancy for these assets rose to 89.4%, up 70 basis points compared to December 31, 2015 and 320 basis points compared to March 31, 2015

●	Executed 107 leases totaling 850,312 square feet during the quarter, including 85 same-space new leases, renewals, and options totaling 642,712 square feet at an average rent spread of 28.8% on a cash basis (11.2% excluding an anchor lease renewal at Westwood Complex in Bethesda, Maryland)

●	Retail portfolio average base rent (including developments and redevelopments) was $20.02 per square foot as of March 31, 2016 as compared to $19.48 as of December 31, 2015

●	Closed on the sale of three non-core assets for a total gross sales price of $10.3 million Two of these assets were located in Louisiana and one in Florida

●	Entered into a note purchase agreement for the issuance of $200 0 million of 10 year senior unsecured notes in order to address the remaining unsecured debt maturities through December 2018. These notes, which are expected to be issued in two series on or before May 11, 2016 and August 11, 2016, respectively, will carry a weighted average interest rate of 3.86% per annum

●	The new 57,000 square foot Barney's flagship store at 101 7th Avenue in Manhattan, New York, opened and commenced paying rent in February 2016. Completed an additional 16,000 square foot anchor lease with Party City at Serramonte Centerin Daly City, California

●	Revised 2016 Recurring FFO guidance from $1.35 to $1.40 per diluted share to $1.36 to $1.40 per diluted share

Financial and Operational Highlights

Net income attributable to Equity One was $21.1 million, or $0.15 per diluted share, for the quarter ended March 31, 2016, as compared to $8.0 million, or $0.06 per diluted share, for the first quarter of 2015.

Recurring FFO was $50.7 million, or $0.36 per diluted share, for the first quarter of 2016, as compared to $44.2 million, or $0.32 per diluted share, for the first quarter of 2015, representing a 13% increase on a per share basis. In the first quarter of 2016, the company generated FFO of $45.0 million, or $0.32 per diluted share, as compared to $43.3 million, or $0.32 per diluted share for the first quarter of 2015. Included in Recurring FFO and FFO for the three months ended March 31, 2016 is $1 2 million of bad debt expense and straight-line rent reserves related to tenant bankruptcies, including The Sports Authority, and other income of $494,000 related to the settlement of claims for historical bankruptcies. A reconciliation of Recurring FFO and FFO to net income attributable to Equity One, Inc. is provided in the tables accompanying this press release.

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Same-property NOI excluding redevelopments increased by 5.6% for the first quarter of 2016 as compared to the first quarter of 2015, which was driven primarily by increased minimum rent from lease renewals and new rent commencements (net of vacancies) at properties including Westwood Complex, The Gallery at Westbury Plaza, South Beach Regional and Bird Ludlam. This increase was partially offset by $735,000 of bad debt expense included in same-property NOI related to tenant bankruptcies, including The Sports Authority, resulting in an increase of $506,000 in bad debt expense in the first quarter of 2016 compared to the first quarter of 2015. Same-property NOI for the broader same-property pool including redevelopments increased by 5.2% largely due to a lower 3.0% NOI growth from redevelopment assets for the first quarter of 2016 as compared to the first quarter of 2015. NOI increases in the redevelopment pool resulted from rent commencements at 101 7th Avenue, Alafaya Commons, Lake Mary Centre, Kirkman Shoppes and Boynton Plaza, which were partially offset by NOI decreases due to commencement of redevelopment activities at properties including Medford, Serramonte Center, Pablo Plaza and Point Royale. A reconciliation of same-property NOI to income before income taxes is provided in the tables accompanying this press release.

As of March 31, 2016, occupancy for the company's retail portfolio (excluding developments and redevelopments) was 96.2%, up 20 basis points as compared to December 31, 2015, and up 100 basis points as compared to March 31, 2015. On a same-property basis, occupancy for the company's retail portfolio increased to 96.3%, up 20 basis points compared to December 31, 2015, and up 80 basis points as compared to March 31, 2015. Anchor space occupancy (excluding developments and redevelopments) was 99.7% as of March 31, 2016, up 10 basis points as compared to December 31, 2015 and unchanged as compared to March 31, 2015. Shop space occupancy (excluding developments and redevelopments) was up 70 basis points to 89.4% as of quarter-end as compared to December 31, 2015, and was up 320 basis points as compared to March 31, 2015.

During the first quarter of 2016, the company executed 107 new leases, renewals, and options totaling 850,312 square feet, including 85 same-space leases totaling 642,712 square feet. On a same-space cash basis, average rents for these leases increased by 28.8% (11.2% excluding an anchor lease renewal at Westwood Complex). On a same-space basis, 24 new leases were executed in the first quarter of 2016 comprising 56,569 square feet at an average rental rate of $25.19 per square foot, representing a 15.0% increase from prior cash rents. Additionally, the company executed 61 renewals and options on a same-space basis, totaling 586,143 square feet at an average rental rate of $16.66 per square foot, representing a 31.1% increase from prior cash rents (10.6% excluding an anchor lease renewal at Westwood Complex). The 43 same-space negotiated renewals executed during the quarter accounted for 175,893 square feet at a 66.4% cash spread (14.5% excluding an anchor lease renewal at Westwood Complex).

Development and Redevelopment Activities

As of March 31, 2016, the company had approximately $246 0 million of active development and redevelopment projects underway of which $149.9 million remained to be incurred.

At Serramonte Center in Daly City, California, site work on the $109 1 million multi-phased redevelopment and expansion project continues to progress. This redevelopment is expected to ultimately add approximately 247,000 new square feet (209,000 of net leasable square feet), including an entertainment wing, new retail buildings, restaurant pads, an approximately 1,000 stall parking deck, and common area improvements. During the first quarter, a new lease was executed with Party City for 16,000 square feet. Along with other redevelopment anchors including Nordstrom Rack, Ross Dress for Less, Buy Buy Baby, Cost Plus World Market, Dave & Buster's and Daiso, total gross leasable area (GLA) under lease is approximately 175,900 square feet, or 71% of the planned new retail GLA. The company is in advanced negotiations with other national retailers for much of the remaining space. The balance to complete this project is estimated at $98.5 million as of March 31, 2016.

At Point Royale in Miami, Florida, which was added to the redevelopment pipeline during the quarter, a new lease was executed in February 2016 with Burlington Coat Factory for approximately 50,500 square feet that will substantially replace the space previously leased to Best Buy, which vacated during the quarter. The company is in discussions with national retailers to lease the center's remaining 30,000 square feet of junior anchor space. The budget for the redevelopment of Point Royale is currently estimated at $9 8 million as of March 31, 2016 but may change based upon the leasing of the junior anchor boxes.

At Countryside Shops in Cooper City, Florida, the company plans to build a new 45,600 square foot store for Publix, reconfigure existing space to accommodate a lease entered into with Ross Dress for Less during the quarter for 27,000 square feet, and make other enhancements to the center. The balance to complete this project is estimated at $15.6 million as of March 31, 2016.

At Lake Mary Centre in Lake Mary, Florida, the new 55,000 square foot Hobby Lobby space is expected to be delivered for build-out in the second quarter of 2016 and is expected to open for business in early 2017. The balance to complete this project is estimated at $5.1 million as of March 31, 2016.

At Cashmere Corners in Port St. Lucie, Florida, the approximately 45,900 square foot Walmart space commenced paying rent in March 2016. The Walmart Neighborhood Market includes a new drive thru pharmacy and substantially replaces the space previously leased to Albertsons, which had been dark and paying. The company is in discussions with national retailers to backfill approximately 12,000 square feet of space. The balance to complete this project is currently estimated at $647,000 as of March 31, 2016 but may change based upon the leasing of the remaining space.

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The company has two additional properties in active development and redevelopment, Broadway Plaza and Pablo Plaza, encompassing approximately 241,400 square feet of project GLA with an estimated balance to complete of $20.4 million as of March 31, 2016.

Disposition Activity

In February 2016, the company continued its selective dispositions and closed on the sale of Beauclerc Village located in Jacksonville, Florida, Sherwood South located in Baton Rouge, Louisiana, and Plaza Acadienne located in Eunice, Louisiana, for an aggregate gross sales price of $10.3 million

Investing and Financing Activities

In January 2016, Liberty International Holdings ("LIH") issued a redemption notice with respect to its approximately 11.4 million units in the company's CapCo joint venture. The company elected to satisfy the redemption through the issuance of approximately 11.4 million shares of its common stock which LIH subsequently sold in a public offering. As a result, the company now owns 100% of CapCo, LIH holds no remaining interests in the company or its subsidiaries, and David Fischel resigned from the company's Board of Directors in connection with the termination of LIH' s board nomination right.

In January 2016, the company entered into a mortgage loan for $88 0 million secured by Westbury Plaza located in Westbury, New York. The mortgage loan matures in 10 years and bears interest at 3.76% per annum. In March 2016, the company prepaid a $16.0 million fixed rate secured mortgage loan due June 2016 with an interest rate of 6.33% per annum. In April 2016, the company prepaid a $15.1 million fixed rate secured mortgage loan due June 2016 with an interest rate of 5.75% per annum.

In February 2016, the company redeemed its $101.4 million 6.25% unsecured senior notes due January 2017. In connection with the redemption, the company recognized a loss on early extinguishment of debt of $5.2 million during the first quarter of 2016.

During the quarter, the company issued 985,521 shares of its common stock as part of its "at-the-market" equity offering program at a weighted average price per share of $27.82, resulting in cash proceeds of $27.4 million before expenses.

In April 2016, the company entered into a note purchase agreement for the issuance of $200 0 million of two series of senior unsecured notes. On or prior to May 11, 2016, the company expects to issue 3.81% series A senior unsecured notes due 2026 in an aggregate principal amount of $100.0 million, and on or prior to August 11, 2016, the company expects to issue 3.91% series B senior unsecured notes due 2026 in an aggregate principal amount of $100.0 million.

Balance Sheet Highlights

At March 31, 2016, the company's total market capitalization (including debt and equity) was $5.4 billion, comprising 142 0 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $4.1 billion and approximately $1.4 billion of debt (excluding any debt premium/discount). The company's ratio of net debt (net of cash) to total market capitalization was 24.6%. At March 31, 2016, the company had approximately $28.7 million of cash and cash equivalents on hand and $118 0 million outstanding under its $600.0 million revolving credit facility.

FFO, Recurring FFO and Earnings Guidance

The company is revising its 2016 Recurring FFO guidance from $1.35 to $1.40 per diluted share to $1.36 to $1.40 per diluted share. Recurring FFO excludes transaction costs, impairment charges, debt extinguishment gains/losses, gains/losses on disposal of assets, severance costs, and certain other income or charges. The 2016 guidance is based on the following key assumptions:

●	Increase in same-property NOI (excluding redevelopments) of 3.25% to 4.25%

●	Year-end 2016 same-property occupancy between 96.0% and 96.5%

●	Recurring general and administrative expense of $33.0 million to $35 0 million

●	Interest expense of $50.0 million to $52 0 million, including amortization of deferred fmancing costs and premium/discount on notes payable of $2 3 million (previous guidance excluded amortization of deferred financing costs and premium/discount on notes payable)

●	Selective acquisition activity

●	Ongoing one-off sales of non-core assets

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The following table provides a reconciliation of the range of estimated earnings per diluted share attributable to Equity One to estimated FFO and Recurring FFO per diluted share for the full year 2016:

	For the year ended December 31, 2016 (1)
	Low	High
Estimated earnings attributable to Equity One per diluted share	$0.62	$0.65
Adjustments:
Real estate depreciation and amortization including pro rata share of joint ventures	0.67	0.67
Gain on disposal of depreciable real estate	(0.02)	(0.02)
Estimated FFO per diluted share	1.27	1.30
Transaction costs, debt extinguishment and other	0.09	0.10
Estimated Recurring FFO per diluted share	$1.36	$1.40

(1)	Does not include possible gains or losses or the impact on operating results from unplanned future property acquisitions or unplanned dispositions, other possible capital markets activity or possible future impairment or severance charges.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations, "Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves."

FFO, as defined by NAREIT, is "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." NAREIT states further that "adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." The company makes certain adjustments to FFO, which it refers to as Recurring FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity and other fmancing and investing activities, impairment of goodwill and land, severance and reorganization costs, gains (or losses) on the extinguishment of debt, and gains (or losses) on the disposal of non-depreciable assets. The company also believes that Recurring FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO and Recurring FFO measures. The company's method of calculating FFO and Recurring FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The company uses NOI, which is a non-GAAP financial measure, internally as a performance measure and believes NOI provides useful information to investors regarding the company's fmancial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis, unless otherwise noted, includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared and excludes non-retail properties and properties for which significant development or redevelopment occurred during either of the periods being compared.

FFO, Recurring FFO and same-property NOI are presented to assist investors in analyzing the company's operating performance. Neither FFO, Recurring FFO nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company's operating performance. The company believes net income attributable to Equity One is the most directly comparable GAAP financial measure to FFO and Recurring FFO while income before income taxes is the most directly comparable GAAP financial measure to NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

Retail occupancy as used herein refers to the company's consolidated portfolio and excludes non-retail properties and unconsolidated joint venture properties.

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CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, April 28, 2016 at 9:00 a.m. Eastern Time to review its 2016 first quarter earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 3054193. The call will also be web cast and can be accessed in a listen-only mode on Equity One's web site at www.equityone.com.

A replay of the conference call will be available on Equity One's web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (international) using pass code 10081972 through May 12, 2016.

FOR ADDITIONAL INFORMATION

For a copy of the company's first quarter supplemental information package, please access the "Investors" section of Equity One's web site at www.equityone.com. To be included in the company's e-mail distributions for press releases and other company notices, please click here or send contact details to Investor Relations at investorrelations@equityone.com.

ABOUT EQUITY ONE, INC.

As of March 31, 2016, the company's portfolio comprised 123 properties, including 98 retail properties and five non-retail properties totaling approximately 12 2 million square feet of gross leasable area, or GLA, 14 development or redevelopment properties with approximately 3.0 million square feet of GLA, and six land parcels. As of March 31, 2016, the company's retail occupancy excluding developments and redevelopments was 96.2% and included national, regional and local tenants. Additionally, the company had joint venture interests in six retail properties and two office buildings totaling approximately 1.4 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "might," "would," "expect," "anticipate, " "estimate," "could," "should, " "believe," "intend," "project," "forecast," "target, " "plan, " or "continue" or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the markets in which Equity One owns properties; the continuing financial success of Equity One's current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time and cost to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; changes in key personnel; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One's credit ratings; and other risks, which are described in Equity One's filings with the Securities and Exchange Commission.

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EQUITY ONE, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
March 31, 2016 and December 31, 2015
(Unaudited)
(In thousands, except share par value amounts)

	March 31, 2016	December 31, 2015
ASSETS
Properties:
Income producing	$3,398,149	$3,337,531
Less: accumulated depreciation	(453,830)	(438,992)
Income producing properties, net	2,944,319	2,898,539
Construction in progress and land	111,358	167,478
Property held for sale	-	2,419
Properties, net	3,055,677	3,068,436
Cash and cash equivalents	28,693	21,353
Cash held in escrow and restricted cash	250	250
Accounts and other receivables, net	10,981	11,808
Investments in and advances to unconsolidated joint ventures	64,174	64,600
Goodwill	5,838	5,838
Other assets	205,848	203,618
TOTAL ASSETS	$3,371,461	$3,375,903
LIABILITIES AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$352,350	$282,029
Unsecured senior notes payable	416,998	518,401
Term loans	475,000	475,000
Unsecured revolving credit facility	118,000	96,000
	1,362,348	1,371,430
Unamortized deferred financing costs and premium/discount on notes payable, net	(6,262)	(4,708)
Total notes payable	1,356,086	1,366,722
Other liabilities:
Accounts payable and accrued expenses	43,348	46,602
Tenant security deposits	9,449	9,449
Deferred tax liability	13,593	13,276
Other liabilities	166,605	169,703
Total liabilities	1,589,081	1,605,752
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value - 10,000 shares authorized but unissued	-	-
Common stock, $0.01 par value - 250,000 shares authorized and 141,544 and 129,106 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	1,415	1,291
Additional paid-in capital	2,207,807	1,972,369
Distributions in excess of earnings	(417,799)	(407,676)
Accumulated other comprehensive loss	(9,043)	(1,978)
Total stockholders' equity of Equity One, Inc.	1,782,380	1,564,006
Noncontrolling interests	-	206,145
Total equity	1,782,380	1,770,151
TOTAL LIABILITIES AND EQUITY	$3,371,461	$3,375,903

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EQUITY ONE, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
For the three months ended March 31, 2016 and 2015
(Unaudited)
(In thousands, except per share data)

	Three Months Ended March 31,
	2016	2015
REVENUE:
Minimum rent	$70,797	$65,791
Expense recoveries	20,823	19,979
Percentage rent	2,554	2,154
Management and leasing services	303	555
Total revenue	94,477	88,479
COSTS AND EXPENSES:
Property operating	13,611	12,572
Real estate taxes	10,759	10,607
Depreciation and amortization	26,157	21,016
General and administrative	8,711	8,740
Total costs and expenses	59,238	52,935
INCOME BEFORE OTHER INCOME AND EXPENSE AND INCOME TAXES	35,239	35,544
OTHER INCOME AND EXPENSE:
Equity in income of unconsolidated joint ventures	773	882
Other income	641	41
Interest expense	(12,848)	(14,809)
Gain (loss) on sale of operating properties	2,732	(17)
(Loss) gain on extinguishment of debt	(5,031)	138
Impairment loss	-	(11,307)
INCOME BEFORE INCOME TAXES	21,506	10,472
Income tax (provision) benefit of taxable REIT subsidiaries	(440)	36
NET INCOME	21,066	10,508
Net income attributable to noncontrolling interests	-	(2,502)
NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$21,066	$8,006
EARNINGS PER COMMON SHARE
Basic	$0.15	$0.06
Diluted	$0.15	$0.06
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	139,487	124,740
Diluted	141,253	124,989
CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22

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EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One to FFO and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net income attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended March 31,
	2016	2015
	(In thousands)
Net income attributable to Equity One, Inc.	$21,066	$8,006
Adjustments:
Real estate depreciation and amortization, net of noncontrolling interest	25,831	20,699
Pro-rata share of real estate depreciation and amortization from unconsolidated joint ventures	881	1,033
(Gain) loss on disposal of depreciable real estate, net of tax	(2,732)	17
Impairments of depreciable real estate, net of tax	-	11,061
Funds From Operations	45,046	40,816
Earnings attributed to noncontrolling interest (1)	-	2,499
Funds From Operations Available to Diluted Common Stockholders	45,046	43,315
Transaction costs, net of tax (2)	466	670
Reorganization and severance adjustments (3)	117	313
Loss (gain) on debt extinguishment, net of tax	5,031	(138)
Recurring Funds From Operations Available to Diluted Common Stockholders	$50,660	$44,160
Funds From Operations per Diluted Common Share	$0.32	$0.32
Recurring Funds From Operations per Diluted Common Share	$0.36	$0.32
Weighted average diluted shares (4)	141,253	136,358

(1)	Represents earnings attributed to convertible units held by L111 for the three months ended March 31, 2015. Although these convertible units are excluded from the calculation of earnings per diluted share for the three months ended March 31, 2015, FFO available to diluted stockholders includes earnings allocated to L111, as the inclusion of these units is dilutive to FFO per diluted share. In January 2016, L111 exercised its redemption right with respect to all of its outstanding convertible units in the CapCo joint venture, and the company elected to satisfy the redemption through the issuance of approximately 11.4 million shares of its common stock to LIFT L111 subsequently sold the shares of common stock in a public offering that closed on January 19, 2016.

(2)	Represents costs primarily associated with acquisition and disposition activity, as well as costs incurred during the three months ended March 31, 2016 in connection with the company's issuance of shares of common stock to satisfy the exercise of LIH's redemption right and the subsequent sale of these shares by L111 in a public offering.

(3)	For the three months ended March 31, 2016, primarily includes severance expenses. For the three months ended March 31, 2015, includes the effect of the modification of share-based compensation awards associated with the company's executive transition, as well as severance, bonus payments and other costs associated with reorganizational changes.

(4)	Weighted average diluted shares used to calculate FFO per share and Recurring FFO per share for the three months ended March 31, 2015 is higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units that were held by L111 which were convertible into the company's common stock. These convertible units were not included in the diluted weighted average share count for the three months ended March 31, 2015 for GAAP purposes because their inclusion was anti-dilutive.

FFO and Recurring FFO are non-GAAP financial measures. The company believes that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. The company believes that Recurring FFO provides additional comparability between historical financial periods. See "Accounting and Other Disclosures" above.

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EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Same-Property NOI to Income Before Income Taxes

The following table reflects the reconciliation of same-property NOl to income before income taxes, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended March 31,
	2016	2015
	(in thousands, exceptnumber of properties)
Same-property NOI (1)	$49,189	$46,566
Redevelopment property NOI	10,205	9,908
Same-property NOI including redevelopments	59,394	56,474
Other non same-property NOI	3,087	1,870
Adjustments (2)	156	(197)
Total NOI	62,637	58,147
Add:
Straight-line rent adjustment	1,458	1,131
Accretion of below-market lease intangibles, net	2,935	2,827
Management and leasing services income	303	555
Elimination of intercompany expenses	2,924	2,788
Equity in income of unconsolidated joint ventures	773	882
Gain (loss) on sale of operating properties	2,732	(17)
Other income	641	41
Less:
Amortization of below-market ground lease intangibles	150	148
Depreciation and amortization expense	26,157	21,016
General and administrative expense	8,711	8,740
Interest expense	12,848	14,809
Loss (gain) on extinguishment of debt	5,031	(138)
Impairment loss	-	11,307
Income before income taxes	$21,506	$10,472

Growth in same-property NOI	5.6%
Number of properties (3)	91
Growth in same-property NOI including redevelopments	5.2%
Number of properties (4)	104

(1)	Included in same-property NOI for the three months ended March 31, 2016 is $258,000 in rents related to November and December 2015 that were recognized in connection with the execution of a retroactive anchor lease renewal at Westwood Complex during the quarter.

(2)	Includes adjustments for items that affect the comparability of, and were excluded from, the same-property results. Such adjustments include: common area maintenance costs and real estate taxes related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination revenue and expense, or other similar matters that affect comparability.

(3)	The same-property pool includes only those properties that the company consolidated, owned and operated for the entirety of both periods being compared and excludes non-retail properties and properties for which significant development or redevelopment occurred during either of the periods being compared.

(4)	The same-property pool including redevelopments includes those properties that the company consolidated, owned and operated for the entirety of both periods being compared, including properties for which significant redevelopment occurred during either of the periods being compared, but excluding non-retail properties and development properties.

Same-property NOl is a non-GAAP financial measure. The company believes that same-property NOl is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. See "Accounting and Other Disclosures" above.

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